FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Northern Peru Copper Corp. (the “Company”)

1550 – 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

September 12, 2007

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on September 12, 2007 at Vancouver, British Columbia and distributed through the facilities of MarketWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announces that it has entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. and including Salman Partners Inc. and Canaccord Adams (the "Underwriters"), under which the Underwriters have agreed to buy on a private placement basis 1,210,000 common shares from the Company at a price of $9.10 per common share (the "Brokered Placement").

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The Company has today entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. and including Salman Partners Inc. and Canaccord Adams (the "Underwriters"), under which the Underwriters have agreed to buy on a private placement basis 1,210,000 common shares from the Company at a price of $9.10 per common share (the "Brokered Placement").

The Company also intends to issue, via a non-brokered private placement on the same terms as the Brokered Placement, approximately $5 million of common shares (the "Non-Brokered Placement"). Finder's fees will be payable on a portion of the Non-Brokered Placement.

Closing of the two placements is expected to occur on or about September 26, 2007 and is subject to regulatory approvals.

The net proceeds from the placements will be used to fund completion of a feasibility study on the Galeno project, acquisition of certain surface rights, exploration programs, repay a loan provided to the company, make payments in respect of additional mineral rights and for general corporate purposes. While the Company is proceeding aggressively with the feasibility study, the strategic review process initiated in February with its financial advisor, Genuity Capital Markets, remains ongoing and is progressing.

The Brokered Placement is being made in British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, and is subject to the approval of regulatory authorities. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 12th day of September, 2007.

“Signed”

Robert Pirooz